UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

InfuSystem Holdings, Inc.
(Name of Issuer)
Common Stock,

par value $0.0001 per share
(Title of Class of Securities)
45685K102 (CUSIP Number)

Scott A Shuda Meridian OHC Partners, LP 425 Weed Street New Canaan, CT 06840
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 298,383
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 298,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,377
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 298,383
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 298,383

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,377
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott Shuda
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 101,994
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 101,994
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,377
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.88%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
Mr. Shuda is Managing Director of two generations of “friendly activist” hedge funds, BlueLine Capital Partners II, LP is the last of the first generation of “BlueLine” funds, and Meridian OHC Partners, LP, is the primary fund of the second generation of “Meridian” funds. All of the BlueLine and Meridian funds have operated under a private equity structure where distributions of equity holdings are made to limited partners at the end of a fund’s investment mandate.
This filing is triggered by the decision to distribute remaining equity holdings and wind-up the operations of BlueLine Capital Partners II, LP. On December 5, 2024, BlueLine Capital Partners II, LP distributed 42,241 shares of Common Stock to its limited partners. Mr. Shuda disclaims beneficial ownership of all such shares. The remaining Reporting Entities remain significant shareholders of the Company and Mr. Shuda remain deeply committed to constructive engagement, including as relates to his continuing to serve as the Company’s Chairman of the Board of Directors.

Item 5.  Interest in Securities of the Issuer.
As of the date of this Amendment No. 4 to Schedule 13D, each of the Reporting Entities may be deemed to own 400,377 shares of Common Stock (the “Shares”). The Shares represent approximately 1.88% of the shares of Common Stock outstanding based on 21,263,597 shares of the Company’s Common Stock outstanding at November 6, 2024 as reported in the Company’s Form 10-Q for the Company’s fiscal quarter ended September 30, 2024 as filed with the Securities and Exchange Commission on November 8, 2024.
Other than the distribution by BlueLine Capital Partners II, LP of 42,241 shares of Common Stock to its limited partners, there have been no transactions involving the Shares by the Reporting Entities over the past sixty days.

The Reporting Entities are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each Reporting Entity expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Amendment No. 4 to Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is attached hereto as Exhibit A.
Item 7.  Material to Be Filed as Exhibits.
The joint filing agreement entered into among the Reporting Entities is attached hereto as Exhibit A.

SIGNATURE

Meridian OHC Partners, L.P.

By: TSV Investment Partners, L.L.C.
    Its: General Partner

By: __/s/ Scott Shuda________________________
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________
Name: Scott Shuda
Title: Managing Director

Scott Shuda

By: ___/s/ Scott Shuda_______________________

EXHIBIT A

Joint Filing Agreement
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.
Date: December 6, 2024

Meridian OHC Partners, L.P.
By: TSV Investment Partners, L.L.C.
    Its: General Partner

By: __/s/ Scott Shuda________________________
Name: Scott Shuda
Title: Managing Director

TSV Investment Partners, L.L.C.

By: ___/s/ Scott Shuda_______________________
Name: Scott Shuda
Title: Managing Director

Scott Shuda

By: ___/s/ Scott Shuda_______________________